UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 9, 2021

(Commission File No. 001-40505)

Ambrx Biopharma Inc.

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10975 Torrey Pines Road

La Jolla, California 92037

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 9, 2021, Ambrx Biopharma Inc. (Ambrx) announced that NovoCodex Pharmaceuticals Ltd. (NovoCodex), Ambrx’s partner in China, presented positive safety and efficacy data from its ongoing ACE-Breast-01 Phase 1 clinical study of ARX788 at the San Antonio Breast Cancer Symposium (SABCS).

ACE-Breast-01 is a Phase 1 clinical study of ARX788 in HER2-positive metastatic breast cancer patients whose disease is resistant/refractory to HER2 targeted agents including trastuzumab, ADCs (antibody drug conjugates), TKIs (tyrosine kinase inhibitors) and bispecific antibodies. The updated data, presented during a spotlight poster session (PD8-04), demonstrates ARX788’s robust anti-tumor activity.

•	ARX788 at 1.5 mg/kg Q3W demonstrated robust treatment effect as illustrated by objective response rate (ORR) in 29 patients in all prior anti-HER2 treatments groups:

Prior Anti-HER2 Therapy	Confirmed ORR
Trastuzumab containing regimens*	19/29	(66%)
HER2 ADC regimens (T-DM1, DX126-262, A166, BAT8001, HS630)**	4/5	(80%)
HER2 TKI regimens (lapatinib, pyrotinib, neratinib, AST-1306, Hemay-022)	15/23	(65%)
Both HER2 ADC and HER2 TKI regimens	3/4	(75%)
Bispecific antibody containing regimens (KN026 and M802)	3/4	(75%)

Table represents subsets of a total of 29 evaluable patients in the 1.5 mg/kg Q3W cohort, treatment groups are not mutually exclusive

*	All patients at 1.5 mg/kg Q3W received prior trastuzumab-containing regimens
**	One patient who received prior pertuzumab also achieved confirmed partial response (PR)

•	The disease control rate among evaluable patients in the 1.5 mg/kg cohort was 100% (29/29)

•	ARX788 demonstrated low systemic toxicity and was generally well tolerated with most adverse events being grade 1 or 2

•	No dose limiting toxicity or drug-related deaths occurred

The Phase 1 clinical study being conducted by our partner, NovoCodex, is a dose escalation study designed to evaluate the safety and anti-tumor activity of ARX788 administered every three weeks in heavily pretreated patients with HER2-positive metastatic breast cancer. The 29 evaluable patients in the 1.5 mg/kg Q3W dose cohort who participated in the study were heavily pretreated with, and had failed, a median of seven prior lines of therapy (median of six for the 69 patients in all cohorts) in the advanced disease setting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Ambrx Biopharma Inc.

By:	/s/ Feng Tian
Name:	Feng Tian, Ph.D.
Title:	Chief Executive Officer

Date: December 9, 2021